 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Amber Road, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Amber Road, Inc. of our report dated February 10, 2014, except as to the effects of the reverse stock split described in Note 15, which is as of March 4, 2014, with respect to the consolidated balance sheets of Amber Road, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock, puttable common stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Registration Statement (No. 333-193858) on Form S-1 and related prospectus dated March 20, 2014 of Amber Road, Inc. filed with the Securities and Exchange Commission on March 24, 2014.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 11, 2014